UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

February 19, 2020

Date of Report (Date of earliest event reported)

Tocagen Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38052	26-1243872
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4242 Campus Point Court, Suite 500 San Diego, California	92121
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (858) 412-8400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§ 240.12b–2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	TOCA	The Nasdaq Global Select Market

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement and Transaction

On February 19, 2020, Tocagen Inc. (“Company”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Forte Biosciences, Inc., a Delaware corporation (“Forte”), a clinical stage company, and Telluride Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by the Company’s stockholders and Forte’s stockholders, Merger Sub will be merged with and into Forte (the “Merger”), with Forte surviving the Merger as a wholly owned subsidiary of the Company. The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

At the effective time of the Merger (the “Effective Time”): (a) each share of Forte’s common stock (the “Forte Common Stock”) and each share of Forte’s preferred stock (the “Forte Preferred Stock” and together with Forte Common Stock, the “Forte Capital Stock”) outstanding immediately prior to the Effective Time, excluding any dissenting shares but including any shares of Forte Capital Stock issued pursuant to the Pre-Closing Financing (as defined below) will be automatically converted solely into the right to receive a number of shares of the Company’s common stock (“Company Common Stock”) equal to the exchange ratio described below; and (b) each option or other right to purchase shares of Forte Capital Stock (each a “Forte Option”) that is outstanding and unexercised immediately prior to the Effective Time under Forte’s 2018 Equity Incentive Plan (the “Forte Plan”), whether or not vested, will be converted into and become an option to purchase Company Common Stock, and the Company will assume the Forte Plan and each such Forte Option in accordance with the terms of the Forte Plan and the terms of the stock option agreement by which such Forte Option is evidenced (but with changes to such documents as the Company and Forte mutually agree are appropriate to reflect the assumption of the Forte Options by the Company to purchase shares of Company Common Stock).    The number of shares of Company Common Stock subject to each Forte Option assumed by the Company will be determined by multiplying (A) the number of shares of Forte Common Stock that were subject to such Forte Option, as in effect immediately prior to the Effective Time, by (B) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of Company Common Stock, and the per share exercise price for the Company Common Stock issuable upon exercise of each Forte Option assumed by the Company will be determined by dividing (A) the per share exercise price of Forte Common Stock subject to such Forte Option, as in effect immediately prior to the Effective Time, by (B) the exchange ratio and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any Forte Option assumed by the Company will continue in full force and effect and the term, exercisability, vesting schedule, accelerated vesting provisions, and any other provisions of such Forte Option will otherwise remain unchanged.

The equityholders of Forte immediately before the Merger (inclusive of investors in the Pre-Closing Financing) are expected to own approximately 74.5% of the aggregate number of outstanding shares of Company Common Stock immediately after the consummation of the Merger (the “Closing”), and the equityholders of the Company immediately before the Merger are expected to own approximately 25.5% of the aggregate number of outstanding shares of Company Common Stock immediately after the Closing on a fully-diluted treasury stock method basis, subject to certain assumptions, including, but not limited to, (x) the proceeds of the Pre-Closing Financing being equal to at least $14,000,000 and (y) the Company’s net cash as of Closing being equal to or greater than $7,500,000 and equal to or less than $10,000,000.

Following the Closing, Paul Wagner will serve as the Company’s President and Chief Executive Officer. Additionally, following the Closing, the board of directors of the Company will consist of 8 directors and will be comprised of six members designated by Forte and two members designated by the Company.

The Merger Agreement contains customary representations, warranties and covenants made by Forte and the Company, including covenants relating to obtaining the requisite approvals of the stockholders of Forte and the Company, indemnification of directors and officers, and Forte’s and the Company’s conduct of their respective businesses between the date of signing the Merger Agreement and the Closing.

In connection with the Merger, the Company will prepare and file a registration statement on Form S-4 (the “Registration Statement”), in which a proxy statement will be included as a prospectus (the “Proxy Statement”) and seek the approval of the Company’s stockholders with respect to certain actions, including (i) the amendment of the Company’s certificate of incorporation to effect a reverse stock split of all outstanding shares of Company Common Stock at a reverse stock split ratio in the range of 1-for-8 to 1-for-12 (or as otherwise mutually agreed to by the Company and Forte) for the purpose of maintaining compliance with Nasdaq listing standards, (ii) unless mutually agreed between the parties otherwise, the sale, transfer, license, assignment or divestment of certain of the Company’s assets and (iii) the issuance of Company Common Stock that represents (or are convertible into) more than 20% of the shares of Company Common Stock outstanding immediately prior to the Closing to the Forte stockholders in connection with the Merger and related transactions and the change of control of the Company resulting therefrom, in each case pursuant to the Nasdaq rules (the “Company Stockholder Matters”).

The Closing is subject to satisfaction or waiver of certain conditions including, among other things, (i) the required approvals by the parties’ stockholders, (ii) the accuracy of the representations and warranties, subject to certain materiality qualifications, (iii) compliance by the parties with their respective covenants, (iv) no law or order preventing the Merger and related transactions, (v) the closing of the Pre-Closing Financing in which the aggregate proceeds to Forte are not less than $10,000,000, (vi) the continuous listing of the shares of Company Common Stock on Nasdaq from the date of the Merger Agreement through the Closing Date, (vii) the shares of Company Common Stock to be issued in the Merger being approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing, (viii) the Registration Statement having become effective in accordance with the provisions of the Securities Act, and not being subject to any stop order or proceeding (or threatened proceeding by the Securities and Exchange Commission (the “SEC”)) seeking a stop order with respect to the Registration Statement that has not been withdrawn and (ix) the Company’s net cash as of Closing being equal to or greater than $3,000,000.

The Merger Agreement contains certain customary termination rights, including, among others, (i) the right of either the Company or Forte to terminate the Merger Agreement if the Company’s stockholders fail to adopt and approve the Merger Agreement, (ii) the right of either party to terminate the Merger Agreement if the other party’s board of directors changes or withdraws its recommendation in favor of the transactions, (iii) the right of either party to terminate the Merger Agreement if the Merger has not occurred by August 19, 2020, subject to certain conditions, provided that such date may be extended, in certain circumstances, (iv) the right of either party to terminate the Merger Agreement due to a material breach by the other party of any of its representations, warranties or covenants which would result in the closing conditions not being satisfied, subject to certain conditions, and (v) the right of either party if a court of competent jurisdiction or other governmental body issues a final and non-appealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the merger and related transactions.

Upon termination of the Merger Agreement by the Company or Forte in certain circumstances a termination fee of $500,000 may be payable by the Company to Forte, or $1,000,000 may be payable by Forte to the Company. Additionally, (i) in the event of a termination in connection with a board recommendation change by Forte’s board of directors, then a termination fee of $3,000,000 may be payable by Forte to the Company, (ii) in the event of a termination by the Company in connection with entering into a definitive agreement in connection with a superior offer, then a termination fee of $750,000 may be payable by the Company to Forte and (iii) in the event of a termination by Forte in connection with the Company Stockholder Matters not being approved at the Company stockholder meeting expense reimbursement of up to $250,000 may be payable by the Company to Forte.

Pre-Closing Financing

As of February 19, 2020, Forte and certain investors (the “Investors”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), pursuant to which the Investors will purchase an aggregate of approximately $14,000,000 of shares of Forte Common Stock immediately prior to the Closing, at a purchase price equal to $1.0769 per share and a warrant to purchase an equal amount of Forte Common Stock at an exercise price valuing Parent at $120,000,000 immediately following the Effective Date (the “Pre-Closing Financing”).

After the closing of the Pre-Closing Financing and the Merger, the Investors are expected to own approximately 18.5% of the outstanding shares of Company Common Stock, on a fully diluted treasury stock method basis and subject to certain assumptions.

This report does not constitute an offer to sell or the solicitation of an offer to buy any security, nor will there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Support Agreements

Concurrently with the execution of the Merger Agreement, the officers and directors of the Company entered into support agreements in favor of Forte relating to the Merger covering approximately 6% of the outstanding shares of Company Common Stock, as of immediately prior to the Merger (the “Company Support Agreements”). The Company Support Agreements provide, among other things, that the officers and directors party to the Company Support Agreements will vote all of the shares of Company Common Stock held by them (a) in favor of adopting the Merger Agreement and approving the Merger, the Company Stockholder Matters, and the other transactions and actions contemplated by the Merger Agreement and (b) against any acquisition proposal involving a third party.

Concurrently with the execution of the Merger Agreement, certain officers, directors and stockholders of Forte (the “Forte Supporting Stockholders”) entered into support agreements in favor of the Company covering approximately 95% of the outstanding shares of Forte Capital Stock relating to the Merger (the “Forte Support Agreements,” and together with the Company Support Agreements, the “Support Agreements”). The Forte Support Agreements provide, among other things, that the Forte Supporting Stockholders will vote all of the shares of Forte Capital Stock held by them (a) in favor of adopting the Merger Agreement and approving the Merger, the Company Stockholder Matters, and the other actions and transactions contemplated by the Merger Agreement and (b) against any acquisition proposal involving a third party. However, in the event the Forte board of directors changes its recommendation regarding the approval of the Merger, then the obligation of the Forte Supporting Stockholders to vote their shares of Forte Capital Stock will be modified and the Forte Supporting Stockholders, will only be required to collectively vote an aggregate number of Forte Capital Stock equal to 35% of the total voting power of the outstanding Forte Capital Stock.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, certain officers and directors of the Company, and certain officers, directors and stockholders of Forte, entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which such officers, directors and stockholders accepted certain restrictions on transfers of the shares of Company Common Stock held by such officer, director or stockholder during the period commencing upon the Effective Time and ending on the on the date that is 180 days after the date of Closing.

The foregoing descriptions of the Merger Agreement, the Company Support Agreements, the Forte Support Agreements, and the Lock-Up Agreements, are not complete and are qualified in their entirety by reference to those agreements, which are attached hereto as Exhibit 2.1, 10.1, 10.2, 10.3, respectively, to this report and incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

Representatives of the Company presented to investors on February 20, 2020. During these presentations, the Company presented the slides and script attached hereto as Exhibit 99.1, which slides and script are incorporated herein by reference. The slides and script contain statements intended as “forward-looking statements” which are subject to the cautionary statements about forward-looking statements set forth therein.

The information in this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, is being furnished pursuant to Item 7.01 and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and it shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or under the Exchange Act, whether made before or after the date hereof, except as expressly set forth by specific reference in such filing to this item of this report.

Item 8.01 Other Events.

Press Release

On February 19, 2020, Forte and the Company issued a joint press release announcing the execution of the Merger Agreement. The press release contains statements intended as “forward-looking statements” which are subject to the cautionary statements about forward-looking statements set forth therein. The press release is attached hereto as Exhibit 99.2.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements related to the anticipated consummation of the proposed transactions, and other statements that are not historical facts. Any statements contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements may be identified by the use of words referencing future events or circumstances such as “expect,” “intend,” “plan,” “anticipate,” “believe,” “will,” and similar expressions and their variants. These forward-looking statements are based upon Tocagen’s current expectations. Forward-looking statements involve risks and uncertainties. Tocagen’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks relating to: the completion of the merger, including the need for stockholder approval and the satisfaction of closing conditions; the anticipated financing to be completed immediately prior the closing of the merger; the cash balances of the combined company following the closing of the merger and the financing; the ability of Tocagen to remain listed on The Nasdaq Stock Market, LLC; and expected restructuring-related cash outlays, including the timing and amount of those outlays. Risks and uncertainties related to Forte that may cause actual results to differ materially from those expressed or implied in any forward-looking statement include, but are not limited to: Forte’s plans to develop and commercialize its product candidates, including FB-401; the timing of initiation of Forte’s planned clinical trials; the timing of the availability of data from Forte’s clinical trials; the timing of any planned investigational new drug application or new drug application; Forte’s plans to research, develop and commercialize its current and future product candidates; Forte’s ability to enter into new collaborations, and to fulfill its obligations under any such collaboration agreements; the clinical utility, potential benefits and market acceptance of Forte’s product candidates; Forte’s commercialization, marketing and manufacturing capabilities and strategy; Forte’s ability to identify additional products or product candidates with significant commercial potential; developments and projections relating to Forte’s competitors and its industry; the impact of government laws and regulations; Forte’s ability to protect its intellectual property position; and Forte’s estimates regarding future revenue, expenses, capital requirements and need for additional financing following the proposed transaction.

There can be no assurance that Tocagen will be able to complete the proposed transactions on the anticipated terms, or at all. Additional risks and uncertainties relating to Tocagen and its business can be found under the caption “Risk Factors” and elsewhere in Tocagen’s filings and reports with the SEC, including in Tocagen’s Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2019. Tocagen expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Tocagen’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transactions between Forte and Tocagen, Tocagen will file a registration statement on Form S-4 that will contain a proxy statement and prospectus with the Securities Exchange Commission, or the SEC. This communication is not a substitute for the registration statement or the proxy statement or any other documents that Tocagen may file with the SEC or send to its stockholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING DECISION, TOCAGEN URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOCAGEN, THE PROPOSED TRANSACTION AND RELATED MATTERS.

You may obtain free copies of the registration statement, proxy statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. Once filed, the Registration Statement will be available free of charge on Tocagen’s website at https://tocagen.com, by contacting Tocagen’s Investor Contact, Mark Foletta, by phone at (858) 412-8400, or by electronic mail atmfoletta@tocagen.com. Investors and stockholders are urged to read the registration statement, proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Tocagen and Forte, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Tocagen’s directors and executive officers is included in Tocagen’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 27, 2019, and the proxy statement for Tocagen’s 2018 annual meeting of stockholders, filed with the SEC on April 19, 2019. Additional information regarding these persons and their interests in the transaction will be included in the proxy statement relating to the transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No offer or Solicitation

This report will not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger and Reorganization, dated February 19, 2020, by and among the Company, Merger Sub and Forte.

10.1	Form of Company Support Agreement, dated February 19, 2020, by and between Forte and each of the parties named in each agreement therein.

10.2	Form of Forte Support Agreement, dated February 19, 2020, by and between the Company and each of the parties named in each agreement therein.

10.3	Form of Lock-Up Agreement, dated February 19, 2020, by each of the parties named in each agreement therein.

99.1	Slide Presentation and Script, dated February 20, 2020.

99.2	Joint Press Release of the Company and Forte, dated February 19, 2020, incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on February 20, 2020.

*	Schedules and exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tocagen Inc.

Date: February 20, 2020	By:	/s/ Mark Foletta
Mark Foletta
Chief Financial Officer